                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                -----------------

                                   SCHEDULE TO

                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*
                                 FINAL AMENDMENT

                         RESOURCES PENSION FUND 5, L.P.
                   ---------------------------------------------
                        (Name of Subject Company (Issuer)

                            BIGHORN ASSOCIATES II LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person))


                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      NONE
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------

                                MICHAEL L. ASHNER
                            BIGHORN ASSOCIATES II LLC
                               5 CAMBRIDGE CENTER
                                    9TH FLOOR
                               CAMBRIDGE, MA 02142
                                 (617) 234-9000

                                  -------------

                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

Transaction Valuation*     $5,320,000           Amount of Filing Fee     $1,064
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 1,900,000 units of limited partnership interest of the subject partnership for $2.80 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,064        Filing Party: Bighorn Associates II LLC
                       ----------------               --------------------------
Form or Registration No.: Schedule TO    Date Filed: May 25, 2001
                         --------------             ----------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT


     This statement amends the Tender Offer Statement on Schedule TO filed on May 25, 2001, as amended by Amendment No. 1 filed on June 12, 2001, and Amendment No. 2 filed on June 22, 2001, by Bighorn Associates II LLC (the "Purchaser") and Presidio Capital Investment Company, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Pension Shares 5, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2001 (the "Offer to Purchase") Supplement No. 1 to the Offer to Purchase dated June 21, 2001 ("Supplement No. 1") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information in the Offer to Purchase as supplemented by Supplement No.1 is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 7 is hereby supplemented and amended by the following:

               The total amount of funds required by the Purchaser to purchase the 426,668 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $1,194,670. The Purchaser obtained such funds (plus funds to pay fees and expenses) from capital contributions from PCIC.

ITEM 8    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          Item 6 is hereby supplemented and amended to add the following:

               The Offer expired at 12:00 Midnight, New York City time, on Friday, June 29, 2001. Pursuant to the Offer, as of 12:00 Midnight, New York City time on Friday, June 29, 2001, the Purchaser accepted for payment 426,668 Units, constituting approximately 7.5% of the Units.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2001                    BIGHORN ASSOCIATES LLC

                                        By: Presidio Capital Investment
                                            Company, LLC, member


                                            By /s/ Dallas E. Lucas
                                              ---------------------------
                                                  Dallas E. Lucas
                                                  Secretary and Treasurer

                                        PRESIDIO CAPITAL INVESTMENT
                                        COMPANY, LLC


                                        By /s/ Dallas E. Lucas
                                          -------------------------------
                                                  Dallas E. Lucas
                                                  Secretary and Treasurer